# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Cue Biopharma, Inc., CIK 0001645460
CUSIP: 22978P106
Title of class of securities: Common stock, par value $0.001 per share
Address of issuer's principal executive offices: 40 GUEST STREET, BOSTON, Massachusetts (MA), 02135
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0000902664-23-001667
Filed by CIK 0001559706

## Reporting persons
- Slate Path Capital LP: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 918,836; sole dispositive power 0; shared dispositive power 918,836; aggregate amount beneficially owned 918,836 (1.4% of the class)
  Comment: Includes 918,836 shares of Common Stock (as defined in Item 2(a)) issuable upon exercise of warrants
- David Greenspan: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 918,836; sole dispositive power 0; shared dispositive power 918,836; aggregate amount beneficially owned 918,836 (1.4% of the class)
  Comment: Includes 918,836 shares of Common Stock issuable upon exercise of warrants

## Item 1. Issuer
Name of issuer: Cue Biopharma, Inc.
Address of issuer's principal executive offices: 40 Guest Street, Boston, MA 02135

## Item 2. Person Filing
Name of person filing:
This statement is filed by:

(i) Slate Path Capital LP (the "Investment Manager"), a Delaware limited partnership and the investment manager of Slate Path Master Fund LP (the "Master Fund"), a Cayman Islands exempted limited partnership, and SPB Master Fund LP, a Cayman Islands exempted limited partnership (the "SPB Master Fund", and, together with the Master Fund, the "Slate Path Funds"), with respect to the shares of common stock, par value $0.001 per share (the "Common Stock") of Cue Biopharma, Inc. (the "Company"), issuable upon exercise of warrants directly held by the Slate Path Funds; and

(ii) David Greenspan ("Mr. Greenspan"), the managing partner of Jades GP, LLC, a Delaware limited liability company and the general partner of the Investment Manager, with respect to the shares of Common Stock issuable upon exercise of warrants directly held by the Slate Path Funds.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons".

The filing of this statement should not be construed as an admission that any of the forgoing persons or any Reporting Person is, for the purposes of Section 13 of the Act, the beneficial owner of the securities reported herein.
Address of principal business office or, if none, residence: The address of the business office of each of the Reporting Persons is 717 Fifth Avenue, 16th Floor, New York, NY 10022.
Citizenship: The Investment Manager is a Delaware limited partnership. Mr. Greenspan is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned:
The information required by Item 4(a) is set forth in Row 9 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

The percentages set forth in this Schedule 13G are calculated based upon an aggregate of 63,350,327 shares of Common Stock outstanding as of November 12, 2024, as reported in the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2024, filed with the Securities and Exchange Commission on November 14, 2024, and assumes the exercise of warrants reported herein.
Percent of class: 1.4
Sole power to vote or to direct the vote: The information required by Item 4(c)(i) is set forth in Row 5 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to vote or to direct the vote: The information required by Item 4(c)(ii) is set forth in Row 6 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information required by Item 4(c)(iii) is set forth in Row 7 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information required by Item 4(c)(iv) is set forth in Row 8 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: See Item 2(a). The Slate Path Funds have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock reported herein.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Slate Path Capital LP: /s/ John Metzner, By: Jades GP, LLC, General Partner, By: John Metzner, Chief Operating Officer (02/14/2025)
- David Greenspan: /s/ Jim Feeney, Jim Feeney, Attorney-In-Fact* (02/14/2025)
Comment: * Pursuant to a Power of Attorney, dated as of July 31, 2020, attached as Exhibit 2 to that certain Schedule 13G filed with the Securities and Exchange Commission on February 14, 2023 by the Investment Manager.